UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF OCTOBER, 2011

COMMISSION FILE NUMBER:  001-34491

DRAGONWAVE INC.

(Translation of registrant’s name into English)

411 Legget Drive, Suite 600

Ottawa, Ontario, K2K 3C9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☐Form 20-F  ☒Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

The following exhibits are press releases issued by DragonWave Inc.:

Exhibit Number	Description
99.1	Press Release dated October 25, 2011 — DragonWave Introduces “Avenue”; Paving the Road for Smooth Transition to Microcellular Solutions

99.2	Press Release dated October 25, 2011 — DragonWave, Fiber Tower Partner to Bring Bundled Microcellular Solutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGONWAVE INC.
(Registrant)

By:	/s/ Russell Frederick
Name:	Russell Frederick
Title:	Chief Financial Officer

Date:  October 25, 2011